UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-54435

CUSIP NUMBER
NOTIFICATION OF LATE FILING	91831H106

(Check one):	[X] Form 10-K [_] Form 20-F [_] Form 11-K [ ] Form 10-Q [_] Form 10-D [_] Form N-CEN [_] Form N-CSR

For Period Ended: December 31, 2021

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VPR Brands, LP
Full Name of Registrant

N/A
Former Name if Applicable

3001 Griffin Road
Address of Principal Executive Office (Street and Number)

Fort Lauderdale, FL 33312
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Annual Report”) will be delayed due to circumstances related to COVID-19 and its impact on the Company’s accounting operations. Management has been focused on analyzing, and taking actions in response to, the impacts and disruptions of the COVID-19 pandemic on the registrant’s business, operations, financial condition and financial reporting processes. This prevented the Company from completing the tasks necessary, without unreasonable effort or expense, to file the Annual Report by its original March 31, 2022 due date. The Company anticipates that it will file its Annual Report no later than the fifteenth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kevin Frija	954	715-7001
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] No [_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VPR BRANDS, LP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2022	By:	/s/ Kevin Frija
		Name:	Kevin Frija
		Title:	Chief Executive Officer and Chief Financial Officer